Exhibit 99.5

AMENDMENT NO. 3 AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP FOR TEEBANK FAMILY LIMITED PARTNERSHIP	Prepared April 16, 2014 Revised May 8, 2014

Section 15.1 of the Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership, effective January 1, 2006, as amended (the "Agreement"), provides that the Agreement may be amended from time to time upon the written consent of all the General Partners and Limited Partners. In addition, paragraph 15.1 of the Agreement provides that the Managing General Partner may, without the necessity of a vote by the Partners, make amendments to the Agreement which are necessary to cure any ambiguity or correct or supplement any provision of the Agreement which may be inconsistent with any other provision and execute and implement any other amendment to the Agreement with respect to administrative matters arising under the Agreement which would not be materially adverse to a Partner's rights and obligations under the Agreement,

As it is now deemed advisable to amend the Agreement, effective as of January 1, 2014, paragraph 7.2 of the Agreement is amended as follows.

7.2 Appointment of Managing General Partner. The General Partners, if there are more than one General Partner, may appoint one of the General Partners to serve as the Managing General Partner. As between the General Partners, the Managing General Partner will have the right to make all decisions, execute all documents and take all action on behalf of the Partnership, except as otherwise expressly provided by this Agreement. The Managing General Partner will be Steven E. Trager, Trustee of the Steven E. Trager Revocable Trust dated April 3, 1995, and as it has been and may be subsequently amended, and he hereby accepts his appointment as such. Steven E. Trager, Trustee of the Steven E. Trager Revocable Trust will continue to serve as the Managing General Partner so long as he is a General Partner or does not resign as the Managing General Partner. If Steven E. Trager, Trustee of the Steven E. Trager Revocable Trust is no longer serving as Managing General Partner and has not otherwise designated his successor, then the successor Managing General Partner will be the Trustee of the Steven E. Trager Revocable Trust.

In all other respects, the Agreement, as initially adopted effective January 1, 2006, and subsequently amended, will remain in full force and effect.

In order to evidence their understanding of and agreement to all the terms and conditions of this instrument, the parties have signed multiple copies of this Agreement, each one of which, when signed by all the parties, will be considered an original,

Date: 6/3, 2014

General Partners:

/s/ Steven E. Trager	/s/ Steven E. Trager

Steven E. Trager, Co-Trustee of the Jean S. Trager Trust dated July 31, 2006	Steven E. Trager, Trustee of the Steven E. Trager Revocable Trust dated April 3, 1995

Amendment to Agreement of Limited Partnership Teebank Family Limited Partnership	Page 1 of 1